UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026

Commission File Number: 001-43297

AIR Global PLC

(Translation of registrant’s name into English)

Festival Office Tower

Dubai Festival City, 7th Floor

Dubai

United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 1, 2026, AIR Limited, a direct, wholly owned subsidiary of AIR Global PLC (the “Company”), closed its previously announced offering of senior unsecured notes (the “Notes”) pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended. In connection with the closing, the Company is filing as Exhibit 4.1 hereto the indenture, dated as of October 1, 2026, among AIR Limited, AIR Global PLC and Citibank, N.A., London Branch, as trustee, relating to the Notes.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2026

AIR Global PLC

By: /s/ Stuart Brazier

Name: Stuart Brazier

Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Description

4.1	Indenture, dated as of October 1, 2026, among AIR Limited, AIR Global PLC and Citibank, N.A., London Branch, as trustee.